ALBANY INTERNATIONAL CORP. INCENTIVE COMPENSATION RECOVERY POLICY
(Adopted as of August 24, 2023)

Introduction

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Albany International Corp. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the following compensation philosophy and objectives:

•Attain, retain and motivate qualified executive managers who are important to success of the Company with a straightforward, understandable compensation program;
•Provide strong financial incentives, at reasonable cost, for positive financial performance and enhanced value of a stockholders’ investment in the Company; and
•Create compensation packages which provide strong incentives for long-term success and performance.
The Committee has therefore adopted this policy which provides for the recoupment of certain incentive compensation (as defined below) in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”). For purposes of this Policy, “Company” shall include any subsidiary or affiliate of the Company.

Administration

The Board will administer the Policy as recommended by the Audit and Compensation Committees of the Board. The Board may delegate this administrative responsibility to the Compensation Committee, in which case, any references herein to the Board shall be deemed references to the Compensation Committee.

Covered Executives

This Policy applies to the Company’s current and former executive officers (the “Covered Executives”), as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, to wit: the New York Stock Exchange “NYSE”).

Recoupment; Accounting Restatement

The Board is authorized to recoup from all Covered Executives in the following circumstances:

(1)Accounting Restatement. In the event the Company is required to prepare an accounting restatement of its financial statements due to material non-compliance, the Board may require reimbursement or forfeiture of certain Incentive Compensation, granted, paid, delivered, awarded or otherwise received by a Covered Executive.

(2)Miscalculation of Performance Metric or Target. Should the Compensation Committee determine that a financial metric underlying the grant of Incentive Compensation was calculated incorrectly, whether or not the Company is required to restate its financial statements and without regard to whether such miscalculation was due to fraud or intentional misconduct, the Board may require reimbursement or forfeiture of certain Incentive Compensation granted, paid, delivered, awarded or otherwise received by a Covered Executive. Further, the Board may require the cancellation of certain unpaid or unvested Incentive Compensation based upon determination of the correct performance metric or target.

(3)Detrimental Conduct. To the extent that the Board determines, in its sole discretion after following the Recovery Process set forth herein, that one or more of the Covered Executives committed one or more willful acts of material fraud or material misconduct that directly or indirectly caused a Material Adverse Effect (as defined below), the Board may require reimbursement or forfeiture of certain Incentive Compensation granted, paid, delivered, awarded or otherwise received by a Covered Executive during the three-year period following the commission of the acts of fraud or misconduct and/or occurrence of a Material Adverse Effect, in either case, as determined by the Board in its sole discretion. Such forfeiture or reimbursement shall be sought, unless it is impracticable to do so or the Board otherwise determines, in its sole discretion, that such forfeiture or recovery would not be in the best interests of the Company. “Material Adverse Effect” means any event, change, development, or occurrence, individually or together with any other event, change, development, or occurrence, that the Board determines, in its sole discretion, is materially adverse to the finances, business, condition, assets, or results of operations of the Company. In addition to Incentive Compensation, if the Board determines during the Recovery Process that one or more of the Covered Executives committed one or more willful acts of material fraud or material misconduct that directly or indirectly caused a Material Adverse Effect, the Board may require reimbursement or forfeiture of certain equity awards which vest solely based on the passage of time.

Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means incentive compensation granted or paid during the last three completed fiscal years (subject to the limitation described under the heading “Effective Date”) including, but not limited to, annual performance bonuses

(including any amounts deferred) and long-term incentive grants, including any of the following, provided that, such compensation is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure (as defined below):

◦Annual bonuses and other short- and long-term cash incentives;
◦Stock options;
◦Stock appreciation rights;
◦Restricted stock;
◦Restricted stock units;
◦Performance shares;
◦Performance units;
◦Stock units;
◦Any of the forms of compensation identified in the Company’s then existing stockholder-approved stock incentive plan; and
◦Any other form of compensation designated by the Board in writing as “Incentive Compensation” subject to this Policy.
In no event shall Incentive Compensation include a Covered Executive’s wages or base salary. “Financial Reporting Measures” include:
◦Company stock price;
◦Total stockholder return;
◦Revenues or sales or revenue or sales growth measures;
◦Net income or net income before taxes;
◦EBIT, EBITDA or net operating profit after tax;
◦Operating income, cash flow, gross profit, or gross profit return on investment;
◦Liquidity measures such as working capital or operating cash flow, or working capital as a percentage of sales;
◦Operational efficiency and cost of capital measures;
◦Return measures such as return on invested capital, return on assets, return on equity, return on total capital employed, return on net assets, return on net assets employed before interest and taxes or return and growth matrix measurements;
◦Earnings measures such as basic or diluted earnings per share;
◦Economic value added measures; and
◦Any other derivative or similar financial performance measurement as is listed above, whether for the Company as a whole and/or for a business segment.

Excess Incentive Compensation: Amount Subject to Recovery

In the case of an accounting restatement or miscalculation of a performance target or metric, the amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as reasonably determined by the Board.

If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

In the case of Detrimental Conduct, the amount of Incentive Compensation to be recovered from each Covered Executive will be determined in the Board’s discretion in an amount up to but not to exceed all Incentive Compensation received by such Covered Executive during the three- year period following the commission of the acts of fraud or misconduct and occurrence of a Material Adverse Effect in either case, as determined by the Board in its sole discretion.

Subject to compliance with any applicable law, the Company may effect recovery of Incentive Compensation under the Policy from any amount otherwise payable to a Covered Executive, including, if permitted by law, amounts payable to such individual under any otherwise applicable Company plan or program. Any recovery pursuant to this Policy shall be in addition to any other remedies that may be available to the Company under applicable law including, but not limited to, disciplinary action up to and including termination of employment or other services.

Recovery Process

The amount of the recovery pursuant to this Policy will be determined pursuant to the following process:

(1)The Audit Committee of the Board will have the initial responsibility to investigate any restatement that could reasonably be expected to trigger a potential recovery of Incentive Compensation under the Policy. The Audit Committee will report its findings to the Compensation Committee of the Board and make recommendations to the Compensation Committee as to the recovery of Incentive Compensation;

(2)The Compensation Committee will review the Audit Committee’s report and make a determination as to the Covered Executive(s) from whom recovery will be sought and the amount of the recovery. The Compensation Committee’s determination(s) will be reported to the Board.

(3)The Board will then make a final review and determination as to the amount of the recovery, if any, and the Covered Executive(s) from whom recovery is sought.

In making any determination with respect to exercise of its authority hereunder, the Audit Committee, the Compensation Committee, and the Board may take into account any facts, documents, statements or other evidence that it determines to be necessary or appropriate for purposes of the Policy. Without limiting the generality of the immediately preceding sentence, the Audit Committee, the Compensation Committee, and the Board may take into account any and all factors that it determines to be appropriate and relevant under the circumstances, including the likelihood and costs of recovery, compliance with applicable law, the ability of the Covered Executive(s) to repay such amount, the tax consequences of the original payment and/or the recoupment to the Covered Executive(s) (including whether recoupment shall be on a pre-tax or post-tax basis) and any other potentially adverse consequences for the Company arising from seeking enforcement of the Policy.

It is expected that the Board will interpret the Policy as necessary to resolve any dispute, or correct any error or ambiguity, on an individual basis. The Board shall be under no obligation to treat Covered Executive(s) in a similar manner under this Policy whether or not such Covered Executive(s) are similarly situated, or to treat similar but unrelated recovery events under this Policy in a similar manner. Any determination by the Board under this Policy shall be final, binding and conclusive on all Covered Executives.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder and such method may include, to the extent permitted by applicable law and Section 409A of the Internal Revenue Code, but not be limited to:

(1)Reimbursement or repayment of cash Incentive Compensation previously paid;

(2)Seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;

(3)Offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

(4)Cancelling all or a portion of outstanding vested or unvested equity awards (including any related dividend amounts paid or accrued with respect to such awards);

(5)Reducing the amount of any current or future compensation that may be awarded or become due and owing to the Covered Executive; and/or

(6)Taking any other remedial and recovery action permitted by law, as determined by the Board, including, without limitation, requiring the return of shares or the reimbursement of any net proceeds received as a result of the sale of share.

No Indemnification

The Company shall not indemnity any Covered Executive against the loss of any incorrectly awarded Incentive Compensation.

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

If any provision of this Policy is or becomes or is deemed to be invalid or unenforceable in any jurisdiction or as to any Covered Executive, such provision shall be construed or deemed amended to the conform with applicable law.

This Policy shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to any conflicts of law principles thereof that would require the application of the laws of another jurisdiction.

Effective Date

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date.

Amendment; Termination

The Board may amend this Policy from time to time in its discretion, for any reason, and shall amend this Policy as it deems necessary to reflect the final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any final rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

Other Recoupment Rights

The Board intends that the Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Impracticability

The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with, if applicable, Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, transferees, heirs, executives, administrators, or other legal representatives.